Peak Subsidiary ASDS Completes Integration of Jinxiaoer Platform into Cubeler Lending Hub

Montreal, Quebec--(Newsfile Corp. - May 11, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that the Company's Asia Synergy Data Solutions ("ASDS") subsidiary completed the integration of the Jinxiaoer brokerage platform into the Cubeler Lending Hub.

This milestone will allow the Lending Hub platform to seamlessly handle loan requests completed by registered Jinxiaoer users, which include sales reps from Jinxiaoer Service Centres, sales reps from Lending-Hub-member loan brokers and independent sales reps with no affiliations to Jinxiaoer Service Centres nor Lending-Hub-member brokers. The Lending Hub capacities extend to application validation and risk control analysis for an optimized experience by all end users. Each request also feeds into the Lending Hub's proprietary algorithms to enhance the platform's analytical capacity.

"Completing the integration of Jinxiaoer into the Lending Hub platform means that we can now truly scale up our service expansion plans. The Jinxiaoer app can be downloaded and used by any loan sales rep in China. It's partly for that reason that we expect it to be the engine that allows us to quickly expand our services throughout the country to the benefit of all of our subsidiaries. This is a critical step in strengthening our foothold into the small and micro business commercial lending market in China," commented Liang Qiu, CEO of Peak Group China.

Jinxiaoer allows loan brokerage sales representatives to use the Jinxiaoer mobile app to submit loan requests on behalf of their clients and have the requests matched with lenders and funded without the need for physical interaction between the representatives, the clients or any of the parties involved in the lending process. The platform's proprietary innovations include the capacity for sales representatives to perform cross-sales with other service providers' product portfolios and earn commissions on the referrals.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

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This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information. Forward-Looking Statements / Information:

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